UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

EXHIBIT INDEX

On March 28, 2024, Akanda Corp. (the “Company”) issued a press release announcing strategic plan to evaluate and enter bitcoin, blockchain, AI segments of the cannabis market.

Additionally, on March 28, 2024, the Company’s wholly-owned United Kingdom subsidiary, Canmart Limited issued a press release announcing Canmart Limited’s plans for Facebook and Instagram social shopping technology integration.

A copy of each press release is furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K.

The press release furnished in this report as Exhibit 99.1 and Exhibit 99.2 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit No.	Description

99.1	Akanda Corp. Announces Strategic Plan to Evaluate And Enter Bitcoin, Blockchain, AI Segments Of The Cannabis Market

99.2	Akanda Corp. Announces Canmart’s Plans for Facebook and Instagram Social Shopping Technology Integration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: March 28, 2024	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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